Exhibit 1

Date: 29 October 2004
Release Number: 2004 — 37

Intelsat Completes Acquisition of COMSAT General Business

Pembroke, Bermuda, 29 October 2004 — Intelsat, Ltd. today announced that it has completed its acquisition of the customer contracts and other assets of end-to-end communications services integrator COMSAT General Corporation for approximately $90 mn in cash. The deal, which includes the rights to FCC and other licenses, enhances Intelsat’s competitive position in serving US and NATO users with satellite capacity and managed satellite-based services.

COMSAT General has been providing satellite-centric telecommunications services and equipment for more than 30 years, concentrating on clients with quick-response and high-availability needs. This business generated approximately $156 mn in revenue in 2003.

“Intelsat is a recognized leader in the provision of secure satellite capacity to both commercial and government clients, with a managed services business that has grown dramatically to address their end-to-end needs,” said Conny Kullman, Chief Executive Officer of Intelsat, Ltd. “This acquisition brings us closer to key customers and creates new opportunities to increase the sale of core satellite capacity.”

About Intelsat

Building on 40 Years of Leadership. As a global communications leader with 40 years of experience, Intelsat helps service providers, broadcasters, corporations and governments deliver information and entertainment anywhere in the world, instantly, securely and reliably. Intelsat’s global reach and expanding solutions portfolio enable customers to enhance their communications networks, venture into new markets and grow their businesses with confidence. For more information, visit www.intelsat.com.

Contact

Dianne VanBeber
+1 202 944 7406
dianne.vanbeber@intelsat.com

Some of the statements in this news release constitute “forward-looking statements” that do not directly or exclusively relate to historical facts, including statements that Intelsat’s acquisition of the business of COMSAT General Corporation enhances Intelsat’s competitive position in serving US and NATO users with satellite capacity and other services and statements that the acquisition brings Intelsat closer to key customers and creates new opportunities to increase the sale of core satellite capacity. The forward-looking statements made in this release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. In connection with Intelsat’s acquisition of COMSAT General Corporation’s business, known risks include, but are not limited to, the inability to retain and continue to serve successfully customers gained in connection with the transaction, the incurrence of unexpected costs of integration and the failure to achieve Intelsat’s strategic or financial objectives for the transaction. Detailed information about other factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements made in this news release is included in Intelsat’s annual report on Form 20-F for the year ended December 31, 2003 on file with the U.S. Securities and Exchange Commission. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #